

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

John G. Grdina
President and Chief Executive Officer
Adamas One Corp.
17767 N. Perimeter Dr., Ste B115
Scottsdale, Arizona 85255

>   **Re: Adamas One Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed November 10, 2022**
>   **File No. 333-265344**

Dear John G. Grdina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed November 10, 2022

Cover Page

1.   We note your response to prior comment 2. Please reconcile the reference on the cover page to "the selling stockholders identified in this prospectus are offering an additional 4,015,904 shares of [y]our common stock" with 3,815,904 shares being offered by selling stockholders based on the sum of the shares being offered per the table on page 83.

General

2.   On page 90, you disclose that White Bear received 40,000 shares, contrary to the numbers in Exhibit 10.32 and page 83. Please reconcile.

John G. Grdina
Adamas One Corp.
November 14, 2022
Page 2

      You may contact Charles Eastman (Staff Accountant) at 202-551-3794 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Raymond A. Lee, Esq.